UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2006

Commission file number: 0-20892

ATTUNITY LTD
(Name of registrant)

Kfar Netter Industrial Park, Kfar Netter, Israel 40593
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

        This Form 6-K is being incorporated by reference into the registrant’s Form F-3 Registration Statements File Nos. 333-11972, 333-14140, 333-119157 and 333-122937 and Form S-8 Registration Statements File Nos. 333-84180, 333-932, 333-11648, 333-122271 and 333-122302.

6-K Items

1. Press release re ATTUNITY Receives Staff Determination Letter from Nasdaq

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD By: /s/ Ofer Segev —————————————— Ofer Segev Chief Financial Officer

Date: September 14, 2006

For more information:
Andy Bailey, VP Marketing	Ofer Segev, CFO
Attunity, Ltd.	Attunity, Ltd.
781-213-5204	781-213-5203
Andy.bailey@attunity.com	ofer.segev@attunity.com

ATTUNITY Receives Staff Determination Letter from Nasdaq

Company Files a Hearing Request and Initiates Appeal Process

BURLINGTON MA, September 14, 2006 – Attunity, Ltd. (NASDAQ: ATTU), a leading provider of enterprise-class software for application and data integration, and solutions in the new and fast growing Workplace Applications market, today announced that it received a Nasdaq Staff Determination Letter dated September 11, 2006, indicating that Attunity has failed to comply with the minimum $10,000,000 stockholders’ equity requirement for continued listing on the Nasdaq Global Market as set forth in Marketplace Rule 4450(a)(3) and that as a result Attunity’s securities will be delisted from the Nasdaq Global Market unless Attunity requests a hearing and appeals the determination. Attunity has appealed and requested a hearing before a NASDAQ Listing Qualifications Panel to review the above Nasdaq staff determination. The hearing request will stay the staff’s determination and, as a result, Attunity’s securities will remain listed on The Nasdaq Global Market until the Panel issues its decision following the hearing which is scheduled for October 19, 2006. On August 29, 2006, Attunity announced that it has agreed to privately place $5 million of its ordinary shares with institutional and private investors and that the main purpose of the offering was to add to Attunity’s shareholders equity in order to meet the Nasdaq Global Market continued listing requirements. The closing of the transaction and as a result, meeting of the Nasdaq Global Market continued listing requirements, is subject to shareholders approval, at a special meeting to be held on September 28, 2006, and other customary closing conditions. There can be no assurance, however, that the NASDAQ Listing Qualifications Panel will grant Attunity’s request for continued listing.

About Attunity:
Attunity is a leading provider of software for application and data integration, as well as solutions in the new and fast growing Workplace Applications market. Using our software, companies can seamlessly and efficiently connect, transfer, join and stream to and from virtually any data source in real-time, and subsequently use that data to rapidly configure and deploy management-focused Workplace Applications. With successful deployments at thousands of organizations worldwide, Attunity has over 17 years experience of providing enterprise-class software, both directly and indirectly through a number of strategic and OEM agreements with global-class partners such as HP, IBM, Microsoft, Oracle, Business Objects and Cognos. Listed on Nasdaq (NASDAQ: ATTU – News), and with a worldwide headquarters in Boston, USA, Attunity serves its customers via offices in North America, Europe, Middle East, China and Australia, as well as through a network of local partners. To find out more visit http://www.attunity.com

Safe Harbor Statement for Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and Federal Securities laws. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; any unforeseen developmental or technological difficulties with regard to Attunity’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity’s; unknown factors affecting third parties with which Attunity has formed business alliances; timely availability and customer acceptance of Attunity’s new and existing products, possible delisting from Nasdaq and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity’s Annual Report on Form 20- F, which is on file with the Securities and Exchange Commission. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.